EXHIBIT 99.1

Caterpillar Inc.
3Q 2012 Earnings Release

October 22, 2012

FOR IMMEDIATE RELEASE

Caterpillar Reports Best Third-Quarter Sales and Profit in History

PEORIA, Ill. — Caterpillar Inc. (NYSE: CAT) today announced third-quarter 2012 sales and revenues of $16.445 billion, a 5-percent increase from third-quarter 2011 sales and revenues of $15.716 billion. Profit per share for the third quarter of 2012 was $2.54, up 49 percent from $1.71 per share in the third quarter of 2011. Third-quarter 2012 profit per share includes a pre-tax gain of $273 million from the sale of a majority interest in Caterpillar's third party logistics business, which had previously been announced.

"Last quarter and then again a month ago at MINExpo, we discussed economic and geopolitical headwinds facing the world, and we are certainly continuing to see the impact of those uncertainties in our business," said Caterpillar Chairman and Chief Executive Officer Doug Oberhelman. "Even so, we had a record third quarter, and our entire organization is focused on finishing 2012 as the best year for sales and profit in our history," Oberhelman added. "Despite the turbulence in the global economy, we continue to track toward our goals on cost control, margin improvement, product quality, safety and better product availability for our customers."

2012 Outlook

We now expect 2012 sales and revenues to be about $66 billion and profit in a range of $9.00 to $9.25 per share. The previous outlook for sales and revenues was a range of $68 to $70 billion with profit of about $9.60 per share at the middle of the sales and revenues outlook range.

The decline in the sales and revenues outlook reflects global economic conditions that are weaker than we had previously expected. In addition, Cat dealers have lowered order rates well below end-user demand to reduce their inventories. Production across much of the company has been lowered, resulting in temporary shutdowns and layoffs. Lower production will continue until inventories and dealer order rates move back in line

with dealer deliveries to end users. The reduction in the profit outlook is in line with the lower sales and revenues outlook, partially offset by the gain on the sale of a majority interest in our third party logistics business.

"As we've moved through the year, we've seen continued economic weakening and uncertainty. It's definitely impacting our business with dealers intending to lower inventories and mining customers delaying some projects and reducing orders," Oberhelman said. "We're focused on being very nimble and taking actions to respond to the current environment while at the same time keeping our 2015 goals and expectations in mind. It requires a pragmatic and steady approach as we balance our actions in the short term with what we need to do to be prepared for better growth when the world economy improves," Oberhelman added.

Preliminary 2013 Sales and Revenues Outlook

From an economic standpoint, we are expecting slightly better world growth in 2013 with modest improvement in the United States, China and most of the developing world, but continuing difficulty in Europe. Based on our economic forecast, our preliminary outlook for 2013 is for sales and revenues to be about the same as 2012 in a range of up 5 percent to down 5 percent.

"We are taking a pragmatic view of 2013—we're not expecting rapid growth, and we're not predicting a global recession. At this point, we expect 2013 sales will be similar overall to 2012, but with a slightly weaker first half and a slightly better second half. While machine deliveries to end users have continued to hold up, our sales will probably remain relatively weak early in 2013 as dealers are likely to continue reducing inventories. When expected dealer inventory reductions level off, and easing actions by central banks and governments around the world begin to improve economic growth, we expect our business will begin to improve. While there's reason for optimism, and we're not expecting a global recession in 2013, we are prepared and stand ready to take action no matter what happens to the global economy," Oberhelman added.

Notes:
- Glossary of terms is included on pages 19-20; first occurrence of terms shown in bold italics.
- Information on non-GAAP financial measures is included on page 21.

For more than 85 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. With 2011 sales and revenues of $60.138 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services and Progress Rail Services. More information is available at: http://www.caterpillar.com.

Caterpillar contact: Jim Dugan, Global Government & Corporate Affairs, (309) 494-4100 (Office) or (309) 360-7311 (Mobile)

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions in the industries and markets we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity or component price increases and/or limited availability of raw materials and component products, including steel; (iv) our and our customers', dealers' and suppliers' ability to access and manage liquidity; (v) political and economic risks and instability, including national or international conflicts and civil unrest; (vi) our and Cat Financial's ability to: maintain credit ratings, avoid material increases in borrowing costs, and access capital markets; (vii) the financial condition and credit worthiness of Cat Financial's customers; (viii) inability to realize expected benefits from acquisitions and divestitures, including the acquisition of Bucyrus International, Inc.; (ix) international trade and investment policies; (x) challenges related to Tier 4 emissions compliance; (xi) market acceptance of our products and services; (xii) changes in the competitive environment, including market share, pricing and geographic and product mix of sales; (xiii) successful implementation of capacity expansion projects, cost reduction initiatives and efficiency or productivity initiatives, including the Caterpillar Production System; (xiv) sourcing practices of our dealers or original equipment manufacturers; (xv) compliance with environmental laws and regulations; (xvi) alleged or actual violations of trade or anti-corruption laws and regulations; (xvii) additional tax expense or exposure; (xviii) currency fluctuations; (xix) our or Cat Financial's compliance with financial covenants; (xx) increased pension plan funding obligations; (xxi) union disputes or other employee relations issues; (xxii) significant legal proceedings, claims, lawsuits or investigations; (xxiii) compliance requirements imposed if carbon emissions legislation and/or regulations are adopted; (xxiv) changes in accounting standards; (xxv) failure or breach of IT security; (xxvi) adverse effects of natural disasters; and (xxvii) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 21, 2012 for the year ended December 31, 2011. This filing is available on our website at www.caterpillar.com/secfilings.

KEY POINTS

Third Quarter 2012

(Dollars in millions except per share data)

	Third Quarter 2012	Third Quarter 2011	$ Change	% Change
Machinery and Power Systems Sales............	$ 15,739	$ 15,023	$ 716	5 %
Financial Products Revenues	706	693	13	2 %
Total Sales and Revenues	$ 16,445	$ 15,716	$ 729	5 %
Profit	$ 1,699	$ 1,141	$ 558	49 %
Profit per common share – diluted	$ 2.54	$ 1.71	$ 0.83	49 %

- Third-quarter sales and revenues of $16.445 billion, an all-time third-quarter record, were 5 percent higher than the third quarter of 2011.

- Profit per share was $2.54 in the third quarter of 2012, an all-time third-quarter record, and was an increase of $0.83 from the third quarter of 2011.

- Third-quarter 2012 profit included a pre-tax gain of $273 million related to the sale of a majority interest in Caterpillar's third party logistics business.

- *Machinery and Power Systems (M&PS)* operating cash flow was $994 million in the third quarter of 2012, compared with $2.037 billion in the third quarter of 2011. The decrease was primarily due to unfavorable changes in working capital.

- M&PS *debt-to-capital ratio* was 38.0 percent at the end of the third quarter of 2012, down from 40.9 percent at the end of the second quarter of 2012.

- The liquidity position remained strong in the third quarter. Total cash on a consolidated basis was $5.7 billion, up from $5.1 billion at the end of the second quarter of 2012.

2012 Outlook

- The 2012 outlook reflects sales and revenues of about $66 billion and profit in a range of $9.00 to $9.25 per share. The previous outlook was a sales and revenues range of $68 to $70 billion and profit per share of about $9.60 at the middle of the sales and revenues range.

- Capital expenditures for 2012 are expected to be less than $4 billion—with about half invested in the United States.

- The outlook for 2012 represents the highest sales and revenues and profit in Caterpillar history, exceeding last year's record results.

Preliminary 2013 Sales and Revenues Outlook

- We expect sales and revenues to be about the same as 2012 in a range of up 5 percent to down 5 percent.

CONSOLIDATED RESULTS

Consolidated Sales and Revenues



Consolidated Sales and Revenues Comparison
Third Quarter 2012 vs. Third Quarter 2011

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the third quarter of 2011 (at left) and the third quarter of 2012 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Sales and revenues were $16.445 billion in the third quarter of 2012, an increase of $729 million, or 5 percent, from the third quarter of 2011. When reviewing the change in sales and revenues, we focus on the following views:

- Reason for the change: *Sales volume* improved $622 million, *price realization* was favorable $305 million, the net impact of acquisitions and divestitures added $36 million, and Financial Products revenues were up $13 million. *Currency* partially offset these increases by $247 million. Sales of new equipment increased, and sales of aftermarket parts were about flat.

- Geographic region: Sales in North America were up 9 percent, sales in Asia/Pacific increased 8 percent and sales in *EAME* and *Latin America* were about flat. The increase in North America was primarily driven by improvements in the United States. Within Asia/Pacific, declines in China were more than offset by increases in Australia and other parts of Asia/Pacific. While sales in Europe were down, sales in Africa, the Middle East and CIS increased.

- Segment: Most of the sales and revenues increase was in *Resource Industries*, with sales up 13 percent from the third quarter of 2011. *Power Systems'* sales were up 5 percent, *Construction Industries'* sales were about flat, and Financial Products' revenues were up 3 percent. *All Other segment* sales were down 31 percent, primarily a result of the sale of a majority interest in our third party logistics business.

Consolidated Operating Profit



Consolidated Operating Profit Comparison
Third Quarter 2012 vs. Third Quarter 2011

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the third quarter of 2011 (at left) and the third quarter of 2012 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes consolidating adjustments and *Machinery and Power Systems other operating (income) expenses*.

Operating profit for the third quarter of 2012 was $2.596 billion compared with $1.759 billion for the third quarter of 2011. The increase was primarily the result of the impact of acquisitions and divestitures, higher sales volume and improved price realization. See further discussion on the gain on the sale of a majority interest in Caterpillar's third party logistics business on page 16 and the impact of the acquisition of Bucyrus International, Inc. (Bucyrus) on page 17.

The improvements were partially offset by higher *manufacturing costs* and increased SG&A and R&D expenses. Manufacturing costs were up $259 million primarily due to higher period manufacturing costs. Period manufacturing costs include wages and benefits, depreciation and other period costs that support production. SG&A and R&D expenses increased $109 million primarily due to growth-related initiatives, increased costs to support product programs and unfavorable changes in mark-to-market deferred compensation expense.

These cost increases were partially offset by lower incentive compensation expense.

The impact of currency was favorable to profit by $81 million, as the benefit to costs of $328 million more than offset the negative impact to sales of $247 million.

Other Profit/Loss Items

- **Interest expense excluding Financial Products** increased $17 million from the third quarter of 2011 primarily due to underwriting expense related to our debt exchange in the third quarter of 2012 and higher average borrowings.

- **Other income/expense** was expense of $17 million compared with expense of $13 million in the third quarter of 2011.

- **The provision for income taxes** in the third quarter of 2012 reflects an estimated annual effective tax rate of 30.5 percent compared with 29 percent for the third quarter of 2011 and 26.5 percent for the full-year 2011. The increase from 26.5 percent to 30.5 percent is primarily due to expected changes in our geographic mix of profits from a tax perspective and the expiration of the U.S. research and development tax credit.

Global Workforce

Caterpillar worldwide full-time employment was 129,113 at the end of the third quarter of 2012 compared with 121,513 at the end of the third quarter of 2011, an increase of 7,600 full-time employees. The flexible workforce decreased by 2,954 for a net increase in the global workforce of 4,646.

The increase was a result of growth and acquisitions, partially offset by divestitures. Acquisitions, primarily ERA Mining Machinery Limited (Siwei) and Motoren-Werke Mannheim Holding GmbH (MWM), added 5,977 people to the global workforce. Divestitures related to the sale of Caterpillar's third party logistics business and a portion of the Bucyrus distribution business decreased the global workforce by 7,353.

| | September 30, | | |
	2012	2011	Change
Full-time employment	129,113	121,513	7,600
Flexible workforce	21,652	24,606	(2,954)
Total	150,765	146,119	4,646
Summary of change			
U.S. workforce additions			3,350
Non-U.S. workforce additions			2,672
			6,022
Acquisitions / Divestitures (net)			(1,376)
Total			4,646

SEGMENT RESULTS

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
Third Quarter 2012										
Construction Industries[1]	$ 4,904	0 %	$ 1,910	23 %	$ 629	(23) %	$ 1,186	7 %	$ 1,179	(18) %
Resource Industries[2]	5,214	13 %	1,421	8 %	1,001	18 %	936	(4) %	1,856	27 %
Power Systems[3]	5,317	5 %	2,175	0 %	543	2 %	1,564	2 %	1,035	24 %
All Other Segment[4]	318	(31) %	182	(3) %	11	(45) %	68	(55) %	57	(45) %
Corporate Items and Eliminations	(14)		(14)		-		-		-	
Machinery & Power Systems Sales	$ 15,739	5 %	$ 5,674	9 %	$ 2,184	(1) %	$ 3,754	0 %	$ 4,127	8 %
Financial Products Segment	776	3 %	420	2 %	100	2 %	99	(10) %	157	15 %
Corporate Items and Eliminations	(70)		(46)		(7)		(6)		(11)	
Financial Products Revenues	$ 706	2 %	$ 374	(1) %	$ 93	8 %	$ 93	(10) %	$ 146	14 %
Consolidated Sales and Revenues	$ 16,445	5 %	$ 6,048	8 %	$ 2,277	(1) %	$ 3,847	(1) %	$ 4,273	8 %
Third Quarter 2011										
Construction Industries[1]	$ 4,900		$ 1,549		$ 812		$ 1,104		$ 1,435	
Resource Industries[2]	4,599		1,318		845		980		1,456	
Power Systems[3]	5,075		2,173		534		1,536		832	
All Other Segment[4]	461		188		20		150		103	
Corporate Items and Eliminations	(12)		(12)		-		-		-	
Machinery & Power Systems Sales	$ 15,023		$ 5,216		$ 2,211		$ 3,770		$ 3,826	
Financial Products Segment	757		413		98		110		136	
Corporate Items and Eliminations	(64)		(37)		(12)		(7)		(8)	
Financial Products Revenues	$ 693		$ 376		$ 86		$ 103		$ 128	
Consolidated Sales and Revenues	$ 15,716		$ 5,592		$ 2,297		$ 3,873		$ 3,954	

[1] Does not include inter-segment sales of $102 million and $162 million in third-quarter 2012 and 2011, respectively.

[2] Does not include inter-segment sales of $253 million and $290 million in third-quarter 2012 and 2011, respectively.

[3] Does not include inter-segment sales of $597 million and $600 million in third-quarter 2012 and 2011, respectively.

[4] Does not include inter-segment sales of $885 million and $913 million in third-quarter 2012 and 2011, respectively.

Sales and Revenues by Segment

(Millions of dollars)	Third Quarter 2011	Sales Volume	Price Realization	Currency	Acquisitions/ Divestitures	Other	Third Quarter 2012	$ Change	% Change
Construction Industries	$ 4,900	$ 99	$ 32	$ (127)	$ -	$ -	$ 4,904	$ 4	0 %
Resource Industries	4,599	471	169	(33)	8	-	5,214	615	13 %
Power Systems	5,075	101	79	(81)	143	-	5,317	242	5 %
All Other Segment	461	(22)	-	(6)	(115)	-	318	(143)	(31) %
Corporate Items and Eliminations	(12)	(27)	25	-	-	-	(14)	(2)	
Machinery & Power Systems Sales	$ 15,023	$ 622	$ 305	$ (247)	$ 36	$ -	$ 15,739	$ 716	5 %
Financial Products Segment	757	-	-	-	-	19	776	19	3 %
Corporate Items and Eliminations	(64)	-	-	-	-	(6)	(70)	(6)	
Financial Products Revenues	$ 693	$ -	$ -	$ -	$ -	$ 13	$ 706	$ 13	2 %
Consolidated Sales and Revenues	$ 15,716	$ 622	$ 305	$ (247)	$ 36	$ 13	$ 16,445	$ 729	5 %

Operating Profit by Segment

(Millions of dollars)	Third Quarter 2012	Third Quarter 2011	$ Change	% Change
Construction Industries	$ 459	$ 496	$ (37)	(7) %
Resource Industries	1,113	745	368	49 %
Power Systems	943	794	149	19 %
All Other Segment	482	234	248	106 %
Corporate Items and Eliminations	(512)	(589)	77	
Machinery & Power Systems	$ 2,485	$ 1,680	$ 805	48 %
Financial Products Segment	190	145	45	31 %
Corporate Items and Eliminations	(9)	-	(9)	
Financial Products	$ 181	$ 145	$ 36	25 %
Consolidating Adjustments	(70)	(66)	(4)	
Consolidated Operating Profit	$ 2,596	$ 1,759	$ 837	48 %

Construction Industries

Construction Industries' sales were $4.904 billion in the third quarter of 2012, about flat compared with the third quarter of 2011.

Higher sales in North America and EAME were about offset by declines in Asia/Pacific and Latin America. Sales for both new equipment and aftermarket parts were about flat.

While sales overall were about flat with the third quarter of 2011, volume and price realization were slightly favorable but were about offset by the unfavorable impact of currency.

Construction Industries' profit of $459 million in the third quarter of 2012 was slightly lower than the $496 million in the third quarter of 2011.

Resource Industries

Resource Industries' sales were $5.214 billion in the third quarter of 2012, an increase of $615 million, or 13 percent, from the third quarter of 2011. The sales increase was primarily due to higher sales volume and improved price realization. Sales increases for new equipment more than offset lower sales of aftermarket parts.

Over the past two years we have added capacity for mining products to better align production with expected demand. As a result of the increase in production capability, coupled with our existing mining order backlog, sales were higher than the third quarter of 2011. While sales were up in the quarter compared with the third quarter of 2011, new orders declined significantly. Slow global growth and commodity prices that are off their 2012 highs have resulted in some reductions, delays and cancellation of orders for mining products.

Bucyrus, which was acquired on July 8, 2011, had sales of $1.090 billion in the third quarter of 2012 compared with $1.135 billion in third quarter of 2011.

Resource Industries' profit of $1.113 billion in the third quarter of 2012 was $368 million higher than the third quarter of 2011. Acquisitions and divestitures were favorable $150 million, primarily due to Bucyrus acquisition-related costs in the third quarter of 2011.

Excluding acquisitions and divestitures, Resource Industries' profit increased by $218 million, primarily due to higher sales volume and improved price realization. The improvement was partially offset by higher manufacturing costs primarily related to increased production volume.

See further discussion on the impact of Bucyrus on page 17.

9

Power Systems

Power Systems' sales were $5.317 billion in the third quarter of 2012, an increase of $242 million, or 5 percent, from the third quarter of 2011. The improvement was the result of the acquisition of MWM, higher volume and improved price realization, partially offset by the impact of currency.

Excluding the acquisition of MWM, Power Systems' sales were about flat. Sales increased in Asia/Pacific and were partially offset by decreases in EAME. Worldwide demand for energy, at prices that encouraged investment, resulted in higher sales of engines and turbines for petroleum applications. Sales for electric power products also increased due to higher demand for large applications. These increases were offset by lower sales for industrial power applications.

Power Systems' profit was $943 million in the third quarter of 2012 compared with $794 million in the third quarter of 2011. The increase was primarily due to higher sales volume, which includes the impact of a favorable mix of products, and improved price realization. The improvements were partially offset by increased SG&A and R&D expenses. Manufacturing costs were about flat.

MWM, acquired during the fourth quarter of 2011, added sales of $143 million, primarily in EAME, and increased segment profit by $17 million.

Financial Products Segment

Financial Products' revenues were $776 million, an increase of $19 million, or 3 percent, from the third quarter of 2011. The increase was primarily due to the favorable impact from higher average *earning assets,* partially offset by an unfavorable impact from lower average financing rates on new and existing finance receivables and operating leases.

Financial Products' profit was $190 million in the third quarter of 2012, compared with $145 million in the third quarter of 2011. The increase was primarily due to a $26 million favorable impact from higher average earning assets and an $18 million favorable impact due to lower claims experience at Cat Insurance.

At the end of the third quarter of 2012, past dues at Cat Financial were 2.80 percent compared with 3.35 percent at the end of the second quarter of 2012, 2.89 percent at the end of 2011 and 3.54 percent at the end of the third quarter of 2011. Past dues improved in all geographical regions. Write-offs, net of recoveries, were $29 million for the third quarter of 2012, down from $50 million for the third quarter of 2011.

As of September 30, 2012, Cat Financial's allowance for credit losses totaled $404 million or 1.47 percent of net finance receivables, compared with $369 million or 1.47 percent of net finance receivables at year-end 2011. The allowance for credit losses as of September 30, 2011, was $362 million or 1.49 percent of net finance receivables.

All Other Segment

All Other segment includes groups that provide services such as component manufacturing, remanufacturing and logistics to both Caterpillar and external customers. The increase in profit from the third quarter of 2011 was primarily due to the gain from the sale of a majority interest in our third party logistics business.

Corporate Items and Eliminations

Expense for corporate items and eliminations was $521 million in the third quarter of 2012, a decrease of $68 million from the third quarter of 2011. Corporate items and eliminations include: corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; and currency differences, as segment profit is reported using annual fixed exchange rates and inter-segment eliminations.

The decrease in expense from the third quarter of 2011 was primarily due to the favorable impact from currency differences, partially offset by unfavorable changes in mark-to-market deferred compensation expense, increased corporate costs and timing differences.

2012 OUTLOOK

Economic Outlook

In the outlook that we released with our year-end 2011 financial results in January, we expected world economic growth of about 3.3 percent in 2012. Our revised outlook assumes 2012 world economic growth of 2.5 percent, the weakest year for growth since 2009.

From an economic standpoint, 2012 has been a disappointment with lower than expected growth in the United States and China, and with much of Europe in recession.

While governments and central banks around the world have been easing policies, it is now evident that these actions have not been sufficient to benefit 2012 growth.

Sales and Revenues and Profit

We have lowered our outlook for 2012 and now expect sales and revenues of about $66 billion and profit in a range of $9.00 to $9.25 per share. The previous outlook was a sales and revenues range of $68 to $70 billion and profit per share of about $9.60 at the middle of the sales and revenues range. The decline in the sales and revenues outlook is a result of two main factors:

- Lower demand – while dealer machine deliveries to end users continue to improve compared with 2011, the rate of improvement is lower than we expected, primarily a result of slower than expected economic growth throughout much of the world.
- Over the past quarter, dealers lowered order rates to levels that are well below their deliveries to end users. This suggests they intend to lower inventories in the fourth quarter and into 2013. As a result, we are lowering production levels until inventories and order rates from dealers move back in line with dealer deliveries to end users.

The decline in the profit outlook is a result of the reduction in the outlook for sales and revenues, partially offset by a gain in the third quarter from the sale of a majority interest in our third party logistics business.

Preliminary 2013 Outlook

Economic

While most countries have eased monetary and credit policies over the past year, and we expect continued easing in 2013, growth has been slow to respond. As a result, we are not expecting improvement in overall economic growth until the second half of 2013. We are expecting 2013 economic growth of about 2.7 percent, up slightly from the 2.5-percent growth we expect for 2012.

Developed world outlook

- Average interest rates in developed countries are already below the lows reached during the financial crisis, so prospects for lower rates are limited. However, we expect central banks in the larger economies to inject additional liquidity into banking systems to help drive increased lending.

- We expect that additional increases in liquidity along with measures to encourage bank lending will drive more credit and spending growth. Since the year will likely start weak, we are only expecting economic growth in developed economies of about 1.5 percent in 2013, with some upside potential.

- In the United States, the Federal Reserve's new emphasis on employment, along with signs that banks are increasingly willing to lend, are positives for private sector economic growth. Overall, we expect about 2 percent economic growth in the United States for 2013.

- U.S. construction activity, which is coming off a 30-year low, is expected to fare better in 2013. Low mortgage interest rates, increasing employment and a near record low inventory of new homes will likely lead to an improvement in housing starts to about 950 thousand units in 2013. We expect nonresidential construction will benefit from lower vacancy rates, aging stocks and favorable interest rates.

- We do not see signs that governments in the Eurozone and the European Central Bank will change economic policies to deal with recession, record unemployment and social unrest. Consequently, we are expecting only marginal growth in 2013, and construction activity will likely remain weak.

- The Bank of Japan is facing increased pressure to aggressively battle deflation, and we expect it will increase liquidity further. However, recent economic weakness is likely to persist well into 2013, resulting in economic growth below 1.5 percent.

- We expect low interest rates will benefit construction in Australia, but mining investment is likely to slow. We expect less than 3 percent economic growth in Australia for 2013.

Developing world outlook

- Developing economies, while slowing, have fared better than developed economies and are expected to respond more favorably to recent policy easing. We expect growth in these countries will improve more than a half percentage point in 2013 to around 5.5 percent.

- In China, banks have been increasing lending, and the government announced acceleration of infrastructure programs. We expect additional easing in 2013 and project economic growth will improve to 8.5 percent. Construction activity and demand for commodities will likely increase.

- We expect economic growth in other Asian countries will improve as well, on average about a half percentage point. Better growth should benefit construction.

- Economic growth in Latin America is expected to improve to almost 4 percent in 2013, driven primarily by a rebound in Brazil. Economic growth in Africa, the Middle East and CIS should be around 4 percent. Slightly better world economic growth and higher commodity prices should benefit these regions.

Commodities

- Better world economic growth is expected to improve demand for most metals. We believe the softness in 2012 prices occurred in response to weaker demand, not excessive supply capacity. Consequently, our outlook assumes copper prices will increase from an average $3.60 per pound in 2012 to $3.75 in 2013. China port iron ore prices are expected to increase from $130 per metric ton in 2012 to $135 in 2013 as steel production increases.

- Abundant supplies of natural gas at low prices will likely continue to pressure U.S. coal demand and prices in 2013. We expect Central Appalachian coal prices to average about $65 per ton in 2013, up slightly from an average of $63 per ton in 2012. We expect prices in other countries will follow similar patterns, and Australian thermal coal should increase from $94 per metric ton in 2012 to $98 in 2013.

- We expect oil demand next year will grow at about half the rate of overall economic growth. Worldwide production is at a record high, and producers should be able to accommodate the increase in demand expected in 2013 without tightening supplies. We project Brent crude oil will average about $110 per barrel,

or about the same as in 2012. The West Texas Intermediate oil price should increase slightly to near $100 per barrel as the ability to send more oil to the Gulf of Mexico is reducing local surplus supplies.

Risks

- We believe that the Eurozone is the most significant risk to our 2013 economic outlook. Economic policies in Europe have led to another recession and intensified pressure on the Euro. In addition to concerns about growth, we believe there is risk that some countries may pull out of the Euro.

- The United States faces substantial economic risk as tax increases and government spending cuts will occur unless the government acts to prevent them from taking effect. While we expect that the government will act, the longer it takes and the more divisive the solution, the more it will hurt business and consumer confidence.

- In assessing the last two years, we concluded the financial crisis left many economies in fragile condition and that quickly raising interest rates once the recovery started was a bad idea. Although most central banks retreated, the impact contributed to a decline in world economic growth from about 4 percent in 2010 to less than 2.5 percent in 2012. Business confidence deteriorated and another round of investment cutbacks is beginning. We are concerned that central banks will be too quick to raise interest rates when growth improves, again preventing the world economy from completely recovering from the financial crisis.

Preliminary 2013 Sales and Revenues Outlook

Based on our economic outlook, with 2013 growth just slightly better than in 2012, we are expecting 2013 sales and revenues to be similar to 2012 in a range from up 5 percent to down 5 percent.

At the middle of that range:

- Resource Industries' sales are expected to be down in 2013. Declines in metals and coal prices along with increasing operating costs have hurt profit margins at many mining companies. Profit pressure combined with economic uncertainty has resulted in mining companies delaying investment. Although metals prices have recently improved, we expect companies will reduce capital spending in 2013 and sales of mining equipment will decline.

- We expect Construction Industries' sales will improve in 2013. We are expecting improving activity in the United States, sales growth in China coming off low levels in 2012 and continued improvement in other developing countries. We expect these improvements to be partially offset by continuing weakness in Europe and dealer efforts in much of the world to lower inventories.

- Power Systems' sales are expected to be relatively flat with 2012.

QUESTIONS AND ANSWERS

Q1: Are you seeing any signs of improvement in your China sales for construction? What are your expectations for the fourth quarter and into 2013?

A: Sales in China remained weak in the third quarter and below the third quarter of 2011. While our sales and dealer deliveries remained at low levels, finished inventory in our Product Distribution Center (PDC) in China and dealer inventories declined during the third quarter. While we have reduced production in China substantially, we have not seen an improvement in sales yet, and, as a result, the inventory reduction in China is slower than we had expected.

On a positive note, although sales of excavators remain weak, we have done better than the overall excavator industry in China, particularly with mid-size and large excavators.

We remain very positive on long-term industry growth in China and our strategy to grow our business there. Our plans for the remainder of 2012 reflect a continued orderly ramp down of production that considers our entire supply chain in China. Given the current low rate of sales and the production ramp down, it will likely take the rest of 2012 and continuing into 2013 to reduce inventory to levels more in line with sales.

While the industry is down and will likely remain down for the balance of 2012, we are encouraged by recent actions that the Chinese government has taken to improve growth. They have lowered bank reserve requirements, increased infrastructure investment and have cut interest rates. We expect they will continue to ease policy to help improve growth in their economy. Those actions will likely lead to better growth in the construction industry in 2013.

Q2: How about Brazil? Are sales there still improving?

A: Yes. Brazil began moving to more pro-growth policies late in 2011 by reducing short-term interest rates, which are now at record lows. During the third quarter of 2012, dealer deliveries of new machines to end users were higher than the third quarter of 2011.

Q3: Can you comment on dealer new machine inventories at the end of the third quarter and your expectations for the fourth quarter and 2013?

A: In total, dealer reported new machine inventory rose about $400 million during the third quarter of 2012. Dealer machine inventories are higher than historic averages relative to dealer deliveries to end users. Dealers have substantially lowered order rates to reduce inventories going forward. We expect inventory reductions to begin in the fourth quarter and continue into 2013.

Dealer order rates are substantially below machine deliveries to end users. As a result, we are lowering production in many facilities around the world. Lower production levels will continue until inventories decline and order rates increase and are more in line with end-user demand.

Q4: Can you comment on your order backlog at the end of the third quarter?

A: At the end of the third quarter, the backlog was $23.1 billion. This represents a $5.1 billion reduction from the end of the second quarter of 2012. The decline occurred in Construction Industries, Resource Industries and Power Systems, with the most significant decrease in Resource Industries. Although dealer deliveries to end users remain up compared with 2011, Cat dealers have lowered order rates well below end-user demand to reduce their inventories and are exercising caution in light of the economic uncertainty in the world today.

Q5:   We can calculate incremental operating profit pull through, but the impact of your acquisitions and divestitures makes the calculation difficult. Can you adjust the third quarter for acquisitions and divestitures?

A: For the third quarter of 2012, excluding the impact of our Bucyrus, MWM and Siwei acquisitions and the divestiture of a majority interest in our third party logistics business, the sales and revenues increase was about $700 million, or less than 5 percent, and the operating profit increase was about $400 million, or about 21 percent. The resulting incremental margin rate is greater than 50 percent.

However, with the year-over-year increase in sales being relatively small, incremental operating profit pull through is not a very useful metric.

The sales and revenues change for the first nine months of 2012 is still at a level that makes the incremental operating profit pull through percentage a useful metric. For the first nine months of 2012, excluding the impact of our Bucyrus, MWM and Siwei acquisitions and excluding the divestiture of our third party logistics business, incremental operating profit versus 2011 was about 37 percent of incremental sales and revenues.

In addition to adjusting for acquisitions, to better understand the underlying operational impacts, it is also useful to consider currency impacts. The table below starts with our reported sales and revenues and reported operating profit and adjusts for the acquisitions, divestitures and the impacts of currency on sales and operating profit.

For the first nine months of 2012, adjusting for acquisitions, divestitures and currency, the incremental margin rate was approximately 32 percent.

(Millions of dollars)	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Change
Sales and Revenues	$ 49,800	$ 42,895	$ 6,905
Acquisitions and Divestitures	(3,802)	(1,250)	(2,552)
Sales and Revenues excluding Acquisitions and Divestitures	45,998	41,645	4,353
Sales Currency Impact	500	—	500
Sales and Revenues excluding Acquisitions, Divestitures and Currency Impacts	$ 46,498	$ 41,645	$ 4,853
Operating Profit	$ 7,535	$ 5,193	$ 2,342
Acquisitions and Divestitures Operating (Profit) / Loss	(557)	159	(716)
Operating Profit excluding Acquisitions and Divestitures	6,978	5,352	1,626

Operating Profit Currency Impact		(63)		—	(63)
Operating Profit excluding Acquisitions, Divestitures and Currency Impacts	$	6,915	$	5,352	$ 1,563
Incremental Margin Rate excluding Acquisitions and Divestitures Impacts					37 %
Incremental Margin Rate excluding Acquisitions, Divestitures and Currency Impacts					32 %

Q6: **You sold a majority interest in your third party logistics business in the third quarter. Can you summarize how that impacted your third-quarter results?**

A: The sale of our third party logistics business resulted in a pre-tax gain, net of deal-related costs and incremental short-term incentive compensation expense, of $273 million. This gain was not included in our previous outlook.

Q7: **Can you comment on the impact of your short-term incentive compensation on third-quarter results?**

A: Short-term incentive compensation expense is directly related to financial and operational performance. As a result of lowering our profit outlook for 2012, we have decreased our estimate of short-term incentive compensation expense. At the end of the second quarter, we expected about $1 billion of expense in 2012, and we have decreased that to about $835 million. Expense was $130 million in the third quarter of 2012, $265 million in the second quarter and $230 million in the first quarter. Short-term incentive compensation expense in the third quarter of 2011 was $315 million.

Q8: Can you summarize the impact of Bucyrus operations on third-quarter 2012 operating profit?

A: The impact of Bucyrus improved from the third quarter of 2011. The third quarter of 2011 included substantial deal-related and integration costs. Following is a table that summarizes the impact of Bucyrus on third-quarter 2011 and 2012 financial results.

Impact of Bucyrus on Profit
Millions of dollars

Impact Excluding Divestitures Gain/(Loss)	Third Quarter 2012		Third Quarter 2011	
Sales	$	1,090	$	1,135
Cost of goods sold		(853)		(1,019)
SG&A		(143)		(155)
R&D		(45)		(12)
Other operating income (costs)		3		(77)
Operating profit (loss)		52		(128)
Interest expense		(31)		(33)
Other income (expense)		(16)		(24)
Profit (loss) before tax		5		(185)
Income tax (provision)/benefit		(2)		48
Profit (loss) after tax of cons. companies		3		(137)
Profit (loss) attributable to non-controlling interest		(1)		–
Profit/(loss)	$	2	$	(137)
Distribution Business Divestitures Gain/(Loss)				
SG&A	$	(50)	$	(15)
Other operating income (costs)		31		–
Impact on operating profit		(19)		(15)
Income tax (provision)/benefit		1		6
Profit/(loss)	$	(18)	$	(9)

Q9: During the quarter there were a number of announced shutdowns to reduce production. Can you comment on what is happening and what the impacts of lower production are likely to be?

A: Although factory shutdowns are not an uncommon event in manufacturing operations, the number of facilities impacted during the third quarter made it notable. The primary reason for the temporary shutdowns is that dealers have substantially reduced order rates to lower their inventories going forward.

Lower production levels will continue until inventories decline and order rates increase and are more in line with end-user demand.

Q10: **In your 2012 outlook, sales and revenues in the fourth quarter are expected to be slightly lower than the third quarter of 2012, yet profit per share at the middle of the range is expected to be $0.85 less than the third quarter. What is causing this deterioration in profit?**

A: There are several reasons why we expect profit to be lower in the fourth quarter:

- In the third quarter, we sold a majority interest of our third party logistics business and reported a pre-tax gain, net of deal-related costs and incremental short-term incentive compensation, of $273 million.

- Short-term incentive compensation – because we lowered the full-year profit outlook, we lowered our short-term incentive compensation expectation for the year and in the third quarter made an adjustment to bring our year-to-date expense in line with the revised outlook.

- We expect a negative profit impact as we lower production and inventory in the fourth quarter. Sales volume is expected to be lower, and the fourth quarter typically has seasonally higher costs.

Q11: **Can you discuss your inventory increase during the third quarter? Do you expect to reduce inventory in the fourth quarter?**

A: Inventory increased about $200 million from the end of the second to the end of the third quarter. The increase was due to Bucyrus-related products. We expect Bucyrus-related sales to increase in the fourth quarter.

We have taken a number of actions to reduce inventory already, with more planned for the fourth quarter. As a result, we expect a substantial reduction in inventory in the fourth quarter.

Q12: **Can you comment on your capital expenditure expectations? Is $4 billion still a good estimate for 2012, and what are you expecting for 2013?**

A: While many of our projects are well underway, we are slowing capital where practical and expect capital expenditures to be less than $4 billion in 2012. While we are not providing capital expenditure guidance for 2013 at this time, we are carefully reviewing capital projects for 2013 in light of uncertainty in the global economy.

Q13: **Can you comment on M&PS operating cash flow in the third quarter?**

A: Machinery and Power Systems (M&PS) operating cash flow was $994 million in the third quarter of 2012, compared with $2.037 billion in the third quarter of 2011. The decrease was primarily due to unfavorable changes in working capital, most significantly accounts payable. The reduction in payables is a positive step reflecting a decline in material purchases in our effort to reduce inventory.

GLOSSARY OF TERMS

1. **All Other Segment** – Primarily includes activities such as: the remanufacturing of Cat engines and components and remanufacturing services for other companies as well as the product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Caterpillar products; logistics services for Caterpillar and other companies; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America (U.S. & Canada only); distribution services responsible for dealer development and administration, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts; and the 50/50 joint venture with Navistar (NC2) until it became a wholly owned subsidiary of Navistar effective September 29, 2011. On July 31, 2012, we sold a majority interest in Caterpillar's third party logistics business.

2. **Consolidating Adjustments** – Eliminations of transactions between Machinery and Power Systems and Financial Products.

3. **Construction Industries** – A segment responsible for small and core construction machines. Responsibility includes business strategy, product design, product management and development, manufacturing, marketing, and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, medium track-type tractors, track-type loaders, motor graders and pipe layers. In addition, Construction Industries has responsibility for Power Systems and components in Japan and an integrated manufacturing cost center that supports Machinery and Power Systems businesses.

4. **Currency** – With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery and Power Systems lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

5. **Debt-to-Capital Ratio** – A key measure of financial strength used by both management and our credit rating agencies. The metric is a ratio of Machinery and Power Systems debt (short-term borrowings plus long-term debt) and redeemable noncontrolling interest to the sum of Machinery and Power Systems debt, redeemable noncontrolling interest and stockholders' equity.

6. **EAME** – A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

7. **Earning Assets** – Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

8. **Financial Products Segment** – Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The segment also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

9. **Latin America** – Geographic region including Central and South American countries and Mexico.

10. **Machinery and Power Systems (M&PS)** – Represents the aggregate total of Construction Industries, Resource Industries, Power Systems, and All Other Segment and related corporate items and eliminations.

11. **Machinery and Power Systems Other Operating (Income) Expenses** – Comprised primarily of gains/losses on disposal of long-lived assets, long-lived asset impairment charges, pension curtailment charges and employee redundancy costs.

12. **Manufacturing Costs** – Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.

13. **Power Systems** – A segment responsible for the product management, development, manufacturing, marketing, sales and product support of reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and petroleum industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services; the development, manufacturing, remanufacturing, maintenance, leasing and service of diesel-electric locomotives and components and other rail-related products and services.

14. **Price Realization** – The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

15. **Resource Industries** – A segment responsible for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for large track-type tractors, large mining trucks, underground mining equipment, tunnel boring equipment, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, compactors, select work tools, forestry products, paving products, machinery components and electronics and control systems. In addition, Resource Industries manages areas that provide services to other parts of the company, including integrated manufacturing, research and development and coordination of the Caterpillar Production System. On July 8, 2011, the acquisition of Bucyrus International, Inc. was completed. This added the responsibility for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for electric rope shovels, draglines, hydraulic shovels, drills, highwall miners and electric drive off-highway trucks to Resource Industries. In addition, Resource Industries segment profit includes Bucyrus acquisition-related costs and the impact from divestiture of the former Bucyrus distribution businesses. On June 6, 2012, the acquisition of ERA Mining Machinery Limited, including its wholly-owned subsidiary Zhengzhou Siwei Mechanical & Electrical Manufacturing Co., Ltd., commonly known as ("Siwei"), was completed. This added the responsibility for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for underground coal mining equipment to Resource Industries.

16. **Sales Volume** – With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for Machinery and Power Systems as well as the incremental revenue impact of new product introductions, including emissions-related product updates. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for Machinery and Power Systems combined with product mix as well as the net operating profit impact of new product introductions, including emissions-related product updates. Product mix represents the net operating profit impact of changes in the relative weighting of Machinery and Power Systems sales with respect to total sales.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or substituted for the related GAAP measure.

Machinery and Power Systems

Caterpillar defines Machinery and Power Systems as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Power Systems information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 25-30 reconcile Machinery and Power Systems with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Caterpillar's latest financial results and outlook are also available via:
Telephone:
      (800) 228-7717 (Inside the United States and Canada)
      (858) 244-2080 (Outside the United States and Canada)
Internet:
      http://www.caterpillar.com/investor
      http://www.caterpillar.com/irwebcast (live broadcast/replays of quarterly conference call)
Caterpillar contact:
      Jim Dugan
      Global Government & Corporate Affairs
      (309) 494-4100 (Office) or (309) 360-7311 (Mobile)
      mail to: Dugan_Jim@cat.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Sales and revenues:				
Sales of Machinery and Power Systems	$ 15,739	$ 15,023	$ 47,711	$ 40,835
Revenues of Financial Products	706	693	2,089	2,060
Total sales and revenues	16,445	15,716	49,800	42,895
Operating costs:				
Cost of goods sold	11,639	11,455	35,156	30,815
Selling, general and administrative expenses	1,471	1,360	4,328	3,716
Research and development expenses	634	584	1,853	1,693
Interest expense of Financial Products	197	211	599	623
Other operating (income) expenses	(92)	347	329	855
Total operating costs	13,849	13,957	42,265	37,702
Operating profit	2,596	1,759	7,535	5,193
Interest expense excluding Financial Products	129	112	352	289
Other income (expense)	(17)	(13)	141	(157)
Consolidated profit before taxes	2,450	1,634	7,324	4,747
Provision (benefit) for income taxes	753	474	2,314	1,304
Profit of consolidated companies	1,697	1,160	5,010	3,443
Equity in profit (loss) of unconsolidated affiliated companies	5	(6)	12	(24)
Profit of consolidated and affiliated companies	1,702	1,154	5,022	3,419
Less: Profit (loss) attributable to noncontrolling interests	3	13	38	38
Profit [1]	$ 1,699	$ 1,141	$ 4,984	$ 3,381
Profit per common share	$ 2.60	$ 1.76	$ 7.64	$ 5.25
Profit per common share – diluted [2]	$ 2.54	$ 1.71	$ 7.44	$ 5.08
Weighted average common shares outstanding (millions)				
- Basic	653.6	646.6	652.0	644.3
- Diluted [2]	668.7	666.0	669.7	666.1
Cash dividends declared per common share	$ —	$ —	$ 0.98	$ 0.90

[1] Profit attributable to common stockholders.
[2] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	September 30, 2012	December 31, 2011
Assets		
Current assets:		
Cash and short-term investments	$ 5,689	$ 3,057
Receivables - trade and other	9,814	10,285
Receivables – finance	8,865	7,668
Deferred and refundable income taxes	1,633	1,580
Prepaid expenses and other current assets	1,088	994
Inventories	17,550	14,544
Total current assets	44,639	38,128
Property, plant and equipment – net	15,509	14,395
Long-term receivables - trade and other	1,422	1,130
Long-term receivables – finance	13,156	11,948
Investments in unconsolidated affiliated companies	199	133
Noncurrent deferred and refundable income taxes	1,873	2,157
Intangible assets	4,166	4,368
Goodwill	7,372	7,080
Other assets	2,205	2,107
Total assets	$ 90,541	$ 81,446
Liabilities		
Current liabilities:		
Short-term borrowings:		
-- Machinery and Power Systems	$ 398	$ 93
-- Financial Products	4,669	3,895
Accounts payable	7,978	8,161
Accrued expenses	3,568	3,386
Accrued wages, salaries and employee benefits	1,764	2,410
Customer advances	3,035	2,691
Dividends payable	—	298
Other current liabilities	2,075	1,967
Long-term debt due within one year:		
-- Machinery and Power Systems	1,266	558
-- Financial Products	6,993	5,102
Total current liabilities	31,746	28,561
Long-term debt due after one year:		
-- Machinery and Power Systems	9,010	8,415
-- Financial Products	17,516	16,529
Liability for postemployment benefits	10,708	10,956
Other liabilities	3,625	3,583
Total liabilities	72,605	68,044
Redeemable noncontrolling interest	—	473
Stockholders' equity		
Common stock	4,449	4,273
Treasury stock	(10,118)	(10,281)
Profit employed in the business	29,541	25,219
Accumulated other comprehensive income (loss)	(5,988)	(6,328)
Noncontrolling interests	52	46
Total stockholders' equity	17,936	12,929
Total liabilities, redeemable noncontrolling interest and stockholders' equity	$ 90,541	$ 81,446

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Nine Months Ended September 30,	
	2012	2011
Cash flow from operating activities:		
Profit of consolidated and affiliated companies	$ 5,022	$ 3,419
Adjustments for non-cash items:		
Depreciation and amortization	2,070	1,832
Other	(267)	558
Changes in assets and liabilities, net of acquisitions and divestitures:		
Receivables – trade and other	136	(254)
Inventories	(3,118)	(2,716)
Accounts payable	(334)	1,308
Accrued expenses	76	134
Accrued wages, salaries and employee benefits	(643)	275
Customer advances	306	333
Other assets – net	(20)	(74)
Other liabilities – net	34	700
Net cash provided by (used for) operating activities	3,262	5,515
Cash flow from investing activities:		
Capital expenditures – excluding equipment leased to others	(2,270)	(1,515)
Expenditures for equipment leased to others	(1,256)	(984)
Proceeds from disposals of leased assets and property, plant and equipment	840	922
Additions to finance receivables	(8,835)	(7,091)
Collections of finance receivables	6,567	6,503
Proceeds from sale of finance receivables	109	106
Investments and acquisitions (net of cash acquired)	(542)	(7,413)
Proceeds from sale of businesses and investments (net of cash sold)	1,009	21
Proceeds from sale of available-for-sale securities	243	180
Investments in available-for-sale securities	(299)	(216)
Other – net	82	37
Net cash provided by (used for) investing activities	(4,352)	(9,450)
Cash flow from financing activities:		
Dividends paid	(937)	(862)
Distribution to noncontrolling interests	(5)	(3)
Common stock issued, including treasury shares reissued	41	110
Excess tax benefit from stock-based compensation	165	169
Acquisitions of redeemable noncontrolling interests	(444)	—
Proceeds from debt issued (original maturities greater than three months)	11,632	13,247
Payments on debt (original maturities greater than three months)	(6,768)	(8,283)
Short-term borrowings – net (original maturities three months or less)	163	(766)
Net cash provided by (used for) financing activities	3,847	3,612
Effect of exchange rate changes on cash	(125)	(40)
Increase (decrease) in cash and short-term investments	2,632	(363)
Cash and short-term investments at beginning of period	3,057	3,592
Cash and short-term investments at end of period	$ 5,689	$ 3,229

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended September 30, 2012
(Unaudited)
(Millions of dollars)

	Consolidated	Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
		Supplemental Consolidating Data		
Sales and revenues:				
Sales of Machinery and Power Systems............................	$ 15,739	$ 15,739	$ —	$ —
Revenues of Financial Products	706	—	796	(90) [2]
Total sales and revenues	16,445	15,739	796	(90)
Operating costs:				
Cost of goods sold	11,639	11,639	—	—
Selling, general and administrative expenses...................	1,471	1,325	153	(7) [3]
Research and development expenses...............................	634	634	—	—
Interest expense of Financial Products.............................	197	—	200	(3) [4]
Other operating (income) expenses..................................	(92)	(344)	262	(10) [3]
Total operating costs..	13,849	13,254	615	(20)
Operating profit	2,596	2,485	181	(70)
Interest expense excluding Financial Products.................	129	140	—	(11) [4]
Other income (expense)...	(17)	(89)	13	59 [5]
Consolidated profit before taxes	2,450	2,256	194	—
Provision for income taxes...	753	697	56	—
Profit of consolidated companies	1,697	1,559	138	—
Equity in profit (loss) of unconsolidated affiliated companies...	5	5	—	—
Equity in profit of Financial Products' subsidiaries	—	135	—	(135) [6]
Profit of consolidated and affiliated companies	1,702	1,699	138	(135)
Less: Profit (loss) attributable to noncontrolling interests.....	3	—	3	—
Profit [7]	$ 1,699	$ 1,699	$ 135	$ (135)

[1]   Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]   Elimination of Financial Products' revenues earned from Machinery and Power Systems.
[3]   Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.
[4]   Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.
[5]   Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.
[6]   Elimination of Financial Products' profit due to equity method of accounting.
[7]   Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended September 30, 2011
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Power Systems..........................	$ 15,023	$ 15,023	$ —	$ —
Revenues of Financial Products	693	—	774	(81) [2]
Total sales and revenues	15,716	15,023	774	(81)
Operating costs:				
Cost of goods sold	11,455	11,455	—	—
Selling, general and administrative expenses..................	1,360	1,217	151	(8) [3]
Research and development expenses.............................	584	584	—	—
Interest expense of Financial Products............................	211	—	211	— [4]
Other operating (income) expenses................................	347	87	267	(7) [3]
Total operating costs..	13,957	13,343	629	(15)
Operating profit	1,759	1,680	145	(66)
Interest expense excluding Financial Products.................	112	123	—	(11) [4]
Other income (expense)...	(13)	(68)	—	55 [5]
Consolidated profit before taxes	1,634	1,489	145	—
Provision for income taxes..	474	437	37	—
Profit of consolidated companies	1,160	1,052	108	—
Equity in profit (loss) of unconsolidated affiliated companies..	(6)	(6)	—	—
Equity in profit of Financial Products' subsidiaries	—	104	—	(104) [6]
Profit of consolidated and affiliated companies	1,154	1,150	108	(104)
Less: Profit (loss) attributable to noncontrolling interests.....	13	9	4	—
Profit [7]...	$ 1,141	$ 1,141	$ 104	$ (104)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products' revenues earned from Machinery and Power Systems.

[3] Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.

[5] Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.

[6] Elimination of Financial Products' profit due to equity method of accounting.

[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Nine Months Ended September 30, 2012
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Power Systems	$ 47,711	$ 47,711	$ —	$ —
Revenues of Financial Products	2,089	—	2,353	(264) [2]
Total sales and revenues	49,800	47,711	2,353	(264)
Operating costs:				
Cost of goods sold	35,156	35,156	—	—
Selling, general and administrative expenses	4,328	3,922	430	(24) [3]
Research and development expenses	1,853	1,853	—	—
Interest expense of Financial Products	599	—	602	(3) [4]
Other operating (income) expenses	329	(408)	762	(25) [3]
Total operating costs	42,265	40,523	1,794	(52)
Operating profit	7,535	7,188	559	(212)
Interest expense excluding Financial Products	352	386	—	(34) [4]
Other income (expense)	141	(62)	25	178 [5]
Consolidated profit before taxes	7,324	6,740	584	—
Provision for income taxes	2,314	2,146	168	—
Profit of consolidated companies	5,010	4,594	416	—
Equity in profit (loss) of unconsolidated affiliated companies	12	12	—	—
Equity in profit of Financial Products' subsidiaries	—	408	—	(408) [6]
Profit of consolidated and affiliated companies	5,022	5,014	416	(408)
Less: Profit (loss) attributable to noncontrolling interests	38	30	8	—
Profit [7]	$ 4,984	$ 4,984	$ 408	$ (408)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products' revenues earned from Machinery and Power Systems.

[3] Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.

[5] Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.

[6] Elimination of Financial Products' profit due to equity method of accounting.

[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Nine Months Ended September 30, 2011
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Power Systems	$ 40,835	$ 40,835	$ —	$ —
Revenues of Financial Products	2,060	—	2,291	(231) [2]
Total sales and revenues	42,895	40,835	2,291	(231)
Operating costs:				
Cost of goods sold	30,815	30,815	—	—
Selling, general and administrative expenses	3,716	3,287	444	(15) [3]
Research and development expenses	1,693	1,693	—	—
Interest expense of Financial Products	623	—	624	(1) [4]
Other operating (income) expenses	855	86	796	(27) [3]
Total operating costs	37,702	35,881	1,864	(43)
Operating profit	5,193	4,954	427	(188)
Interest expense excluding Financial Products	289	321	—	(32) [4]
Other income (expense)	(157)	(342)	29	156 [5]
Consolidated profit before taxes	4,747	4,291	456	—
Provision (benefit) for income taxes	1,304	1,184	120	—
Profit of consolidated companies	3,443	3,107	336	—
Equity in profit (loss) of unconsolidated affiliated companies	(24)	(24)	—	—
Equity in profit of Financial Products' subsidiaries	—	324	—	(324) [6]
Profit of consolidated and affiliated companies	3,419	3,407	336	(324)
Less: Profit (loss) attributable to noncontrolling interests	38	26	12	—
Profit [7]	$ 3,381	$ 3,381	$ 324	$ (324)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Power Systems.
[3] Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.
[5] Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Nine Months Ended September 30, 2012
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 5,022	$ 5,014	$ 416	$ (408) [2]
Adjustments for non-cash items:				
Depreciation and amortization	2,070	1,523	547	—
Undistributed profit of Financial Products	—	(158)	—	158 [3]
Other	(267)	(295)	(112)	140 [4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	136	191	(59)	4 [4,5]
Inventories	(3,118)	(3,069)	—	(49) [4]
Accounts payable	(334)	(342)	(2)	10 [4]
Accrued expenses	76	69	6	1 [4]
Accrued wages, salaries and employee benefits	(643)	(636)	(7)	—
Customer advances	306	306	—	—
Other assets - net	(20)	(5)	(21)	6 [4]
Other liabilities - net	34	(89)	130	(7) [4]
Net cash provided by (used for) operating activities	3,262	2,509	898	(145)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(2,270)	(2,259)	(11)	—
Expenditures for equipment leased to others	(1,256)	(65)	(1,330)	139 [4,9]
Proceeds from disposals of leased assets and property, plant and equipment	840	154	702	(16) [4]
Additions to finance receivables	(8,835)	—	(14,195)	5,360 [5,8,9]
Collections of finance receivables	6,567	—	11,253	(4,686) [5,9]
Net intercompany purchased receivables	—	—	366	(366) [5]
Proceeds from sale of finance receivables	109	—	109	—
Net intercompany borrowings	—	(203)	17	186 [6]
Investments and acquisitions (net of cash acquired)	(542)	(486)	—	(56) [9]
Proceeds from sale of businesses and investments (net of cash sold)	1,009	1,489	—	(480) [8]
Proceeds from sale of available-for-sale securities	243	24	219	—
Investments in available-for-sale securities	(299)	(6)	(293)	—
Other - net	82	36	46	—
Net cash provided by (used for) investing activities	(4,352)	(1,316)	(3,117)	81
Cash flow from financing activities:				
Dividends paid	(937)	(937)	(250)	250 [7]
Distribution to noncontrolling interests	(5)	(5)	—	—
Common stock issued, including treasury shares reissued	41	41	—	—
Excess tax benefit from stock-based compensation	165	165	—	—
Acquisitions of redeemable noncontrolling interests	(444)	(444)	—	—
Net intercompany borrowings	—	(17)	203	(186) [6]
Proceeds from debt issued (original maturities greater than three months)	11,632	2,015	9,617	—
Payments on debt (original maturities greater than three months)	(6,768)	(485)	(6,283)	—
Short-term borrowings - net (original maturities three months or less)	163	38	125	—
Net cash provided by (used for) financing activities	3,847	371	3,412	64
Effect of exchange rate changes on cash	(125)	(30)	(95)	—
Increase (decrease) in cash and short-term investments	2,632	1,534	1,098	—
Cash and short-term investments at beginning of period	3,057	1,829	1,228	—
Cash and short-term investments at end of period	$ 5,689	$ 3,363	$ 2,326	$ —

1 Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2 Elimination of Financial Products' profit after tax due to equity method of accounting.
3 Non-cash adjustment for the undistributed earnings from Financial Products.
4 Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
5 Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
6 Elimination of net proceeds and payments to/from Machinery and Power Systems and Financial Products.
7 Elimination of dividend from Financial Products to Machinery and Power Systems.
8 Elimination of proceeds received from Financial Products related to Machinery and Power Systems' sale of Bucyrus distribution businesses to Cat dealers.
9 Reclassification of Financial Products' payments related to Machinery and Power Systems' acquisition of Caterpillar Tohoku Limited.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Nine Months Ended September 30, 2011
(Unaudited)
(Millions of dollars)

| | Consolidated | Supplemental Consolidating Data | | |
		Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 3,419	$ 3,407	$ 336	$ (324) [2]
Adjustments for non-cash items:				
Depreciation and amortization	1,832	1,287	545	—
Other	558	454	(74)	178 [4]
Financial Products' dividend in excess of profit	—	276	—	(276) [3]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	(254)	764	26	(1,044) [4,5]
Inventories	(2,716)	(2,716)	—	—
Accounts payable	1,308	1,351	12	(55) [4]
Accrued expenses	134	149	(13)	(2) [4]
Accrued wages, salaries and employee benefits	275	274	1	—
Customer advances	333	333	—	—
Other assets - net	(74)	(92)	53	(35) [4]
Other liabilities - net	700	661	5	34 [4]
Net cash provided by (used for) operating activities	5,515	6,148	891	(1,524)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(1,515)	(1,510)	(5)	—
Expenditures for equipment leased to others	(984)	(75)	(972)	63 [4]
Proceeds from disposals of leased assets and property, plant and equipment	922	107	886	(71) [4]
Additions to finance receivables	(7,091)	—	(12,192)	5,101 [5,8]
Collections of finance receivables	6,503	—	11,158	(4,655) [5]
Net intercompany purchased receivables	—	—	(833)	833 [5]
Proceeds from sale of finance receivables	106	—	106	—
Net intercompany borrowings	—	600	62	(662) [6]
Investments and acquisitions (net of cash acquired)	(7,413)	(7,413)	—	—
Proceeds from sale of businesses and investments (net of cash sold)	21	357	11	(347) [8]
Proceeds from sale of available-for-sale securities	180	10	170	—
Investments in available-for-sale securities	(216)	(9)	(207)	—
Other - net	37	(39)	72	4 [9]
Net cash provided by (used for) investing activities	(9,450)	(7,972)	(1,744)	266
Cash flow from financing activities:				
Dividends paid	(862)	(862)	(600)	600 [7]
Distribution to noncontrolling interests	(3)	(3)	—	—
Common stock issued, including treasury shares reissued	110	110	4	(4) [9]
Excess tax benefit from stock-based compensation	169	169	—	—
Net intercompany borrowings	—	(62)	(600)	662 [6]
Proceeds from debt issued (original maturities greater than three months)	13,247	4,544	8,703	—
Payments on debt (original maturities greater than three months)	(8,283)	(2,203)	(6,080)	—
Short-term borrowings - net (original maturities three months or less)	(766)	43	(809)	—
Net cash provided by (used for) financing activities	3,612	1,736	618	1,258
Effect of exchange rate changes on cash	(40)	(88)	48	—
Increase (decrease) in cash and short-term investments	(363)	(176)	(187)	—
Cash and short-term investments at beginning of period	3,592	1,825	1,767	—
Cash and short-term investments at end of period	$ 3,229	$ 1,649	$ 1,580	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Elimination of Financial Products' dividend to Machinery and Power Systems in excess of Financial Products' profit.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Elimination of net proceeds and payments to/from Machinery and Power Systems and Financial Products.
[7] Elimination of dividend from Financial Products to Machinery and Power Systems.
[8] Elimination of proceeds received from Financial Products related to Machinery and Power Systems' sale of Carter Machinery.
[9] Elimination of change in investment and common stock related to Financial Products.